MJE HANDY DANDY PRODUCTIONS, LLC

Unaudited Financial Statements for The Years Ended or In-Progress 2018 and 2019

September 24, 2019

MJE Handy Dandy Productions, LLC.   Income Statement

For the Years Ending [Dec 31, 2019 and Dec 31, 2018]

Revenue	2019	2018
Sales revenue	-	-
(Less sales returns and allowances)	-	-
Service revenue	-	-
Interest revenue	-	-
Other revenue	-	-
Total Revenues	-	-

Expenses		
Advertising	-	1,000
Bad debt	-	-
Commissions	-	-
Cost of goods sold	-	-
Depreciation	-	-
Employee benefits	-	-
Furniture and equipment	-	18,650
Insurance	-	-
Interest expense	-	-
Maintenance and repairs	-	
Supplies and props		11,600
Office supplies	-	
Payroll taxes	-	-
Rent	-	1,800
Research and development	-	10,500
Wages - Executive	-	7,000
Wages - Talent	-	64,000
Wages - Production	-	31,680
Wages - Post Production	-	9,300
Software	-	-
Catering and site	-	7,600
Music Licensing	-	6,000
Travel	-	8,787
Utilities	-	
Web hosting and domains	-	-
General expenses		8,125
Indirect costs		3,000
Contingency	-	10,000
Other	-	350
Total Expenses	-	199,392

	2019	2018
Net Income Before Taxes	-	(199,392)
Income tax expense	-	-
Income from Continuing Operations	-	(199,392)

Below-the-Line Items		
Income from discontinued operations	-	-
Effect of accounting changes	-	-
Extraordinary items	-	-
Net Income	-	(199,392)

MJE Handy Dandy Productions, LLC.

Balance Sheet

Date: 8/31/2019

Assets	2019	2018
Current Assets		
Cash	608	608
Accounts receivable	-	-
Inventory	-	-
Prepaid expenses	-	-
Short-term investments	-	-
Total current assets	608	608
Fixed (Long-Term) Assets		
Long-term investments	-	-
Property, plant, and equipment	-	-
(Less accumulated depreciation)	-	-
Intangible assets	-	-
Total fixed assets	-	-
Other Assets		
Deferred income tax	-	-
Other	259,800	259,800
Total Other Assets	259,800	259,800
Total Assets	**260,408**	**260,408**

Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	59,800	59,800
Short-term loans	24,000	24,000
Income taxes payable	-	-
Accrued salaries and wages	-	-
Unearned revenue	-	-
Current portion of long-term debt	-	-
Total current liabilities	83,800	83,800
Long-Term Liabilities		
Long-term debt	-	-
Deferred income tax	-	-
Other	-	-
Total long-term liabilities	-	-
Owner's Equity		
Owner's investment	176,000	176,000
Retained earnings	-	-
Other	608	608
Total owner's equity	176,608	176,608
Total Liabilities and Owner's Equity	**260,408**	**260,408**

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)	0.32	0.32
Current Ratio (Current Assets / Current Liabilities)	0.01	0.01
Working Capital (Current Assets - Current Liabilities)	(83,192)	(83,192)
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	1.47	1.47
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	0.47	0.47

MJE Handy Dandy Productions, LLC.
Cash Flow Statement

For the Year/Period Ending	8/31/2019	12/31/2018
Cash at Beginning of Year	608	0

Operations

Cash receipts from		
Customers	0	0
Other Operations	0	0
Cash paid for		
Inventory purchases	0	0
General operating and administrative expenses	0	(87,412)
Wage expenses	0	(111,980)
Interest	0	0
Income taxes	0	0
Net Cash Flow from Operations	0	(199,392)

Investing Activities

Cash receipts from		
Sale of property and equipment	0	0
Collection of principal on loans	0	0
Sale of investment securities	0	0
Cash paid for		
Purchase of property and equipment	0	0
Making loans to other entities	0	0
Purchase of investment securities	0	0
Net Cash Flow from Investing Activities	0	0

Financing Activities

Cash receipts from		
Issuance of stock	0	176,000
Borrowing	0	24,000
Cash paid for		
Repurchase of stock (treasury stock)	0	0
Repayment of loans	0	0
Dividends	0	0
Net Cash Flow from Financing Activities	0	200,000

Net Increase in Cash	**0**	**608**

Cash at End of Year	608	608

MJE HANDY DANDY PRODUCTIONS, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2019 AND 2018

____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

MJE Handy Dandy Productions, LLC ("the Company") is a limited liability company formed under the laws of the State of Ohio. The Company derives revenue from the production and sale of the feature film *Devil's Junction: Handy Dandy's Revenge*.

The Company will conduct an equity crowdfund offering during the third and fourth quarter of 2019 for the purpose of closing out its final accounts payable related to the film's post-production and for providing additional funding for marketing a limited theatrical release. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances.

Accounts Payable

The Company currently owes $59,800 in accounts payable related to the post-production of the film.

Short Term Loans

The Company owes Donald Borza (the Managing Member of the Company) $24,000 in 0% interest short-term debt for payments made on behalf of the Company related to production expenses.

Other Assets

The Company has produced a feature film at the final budget of $259,800. The Company is currently marketing the film for distribution and sale.